Exhibit 1

PRESS RELEASE

Cyren Announces $10 Million Note Offering

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McLean, Va. – November 15, 2018 – Cyren (NASDAQ: CYRN) announced today that it has entered into a subscription agreement with an existing minority investor for the purchase of $10 million aggregate principal amount of convertible notes in a private placement.

The notes will be unsecured, unsubordinated obligations of Cyren and carry a 5.75% interest rate, payable semi-annually in (i) 50% cash and (ii) 50% cash or ordinary shares at Cyren’s election. The notes will have a three year term and mature in November 2021, unless converted in accordance with their terms prior to maturity. The notes have a conversion price of $3.90 per share and are convertible into approximately 256 ordinary shares per $1,000 principal amount of notes. The conversion price may be subject to adjustment using a weighted average ratchet mechanism based on the size and price of future equity offerings and the total shares outstanding.

The initial conversion price represents a 34% premium to the $2.91 per share closing price of Cyren’s ordinary shares on the NASDAQ Capital Market on November 14, 2018.

Cyren expects to use the proceeds of the offering for general corporate purposes. The notes are subject to customary closing conditions and approvals, and closing is expected in November 2018.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The notes and the ordinary shares, if any, issuable upon conversion of the notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

About Cyren:

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company’s Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com